7 N. Willow Street, Suite 4B
Montclair, NJ 07042
P: 973-746-4500 F: 973-746-4508

December 11, 2023

Via Electronic Mail and Courier

comScore, Inc.
11950 Democracy Drive, Suite 600
Reston, Virginia 20190
Attn: Ashley Wright
    General Counsel and Secretary

Re: Submission of Proposal pursuant to Rule 14a-8 of the Securities Exchange Act of 1934, as amended, for the 2024 Annual Meeting of Stockholders of comScore, Inc.

Ms. Wright,

180 Degree Capital Corp. (“180 Degree”) is submitting the proposal attached hereto as Exhibit A (the “Proposal”) pursuant to Rule 14a-8 (“Rule 14a-8”) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), to be included in the proxy statement of comScore, Inc., a Delaware corporation (the “Company”), for it 2024 annual meeting of stockholders (including any postponements, adjournments, continuations or reschedulings thereof, or any other meeting held in lieu thereof, the “2024 Annual Meeting”).

As of the date hereof, 180 Degree is the beneficial owner of 6,465,735 shares of the Company’s common stock, par value $0.001 per share (the “Shares”),which are held in 180 Degree’s custody account with U.S. Bank, N.A. (“U.S. Bank”). Over $25,000 in market value of the Shares are currently held in 180 Degree’s custody account with U.S. Bank. As of the date hereof, 180 Degree has continuously held at least $25,000 in market value of the Shares which are entitled to be voted on the Proposal for at least one year, and will continue to hold at least $25,000 in market value in Shares through the date of the 2024 Annual Meeting. Verification of 180 Degree’s ownership provided by U.S. Bank is attached hereto as Exhibit B. Furthermore, 180 Degree holds 10,000 Shares in record name.

180 Degree represents that its representatives are available to meet with the Company via teleconference no less than ten (10) calendar days, nor more than thirty (30) calendar days, after submission of the Proposal.

Certain representatives of 180 Degree will be available to meet with the Company to discuss the Proposal on the following dates and at the following times:

•December 22, 2023 between 11:00 a.m. and 12:30 p.m. EST
•December 26, 2023 between 1:00 p.m. and 3:00 p.m. EST
•December 27, 2023 between 11:00 a.m. and 1:00 p.m. EST

Daniel B. Wolfe, a representative of 180 Degree, can be reached at 917-912-2742 or by email at daniel@180degreecapital.com to schedule a meeting. 180 Degree would appreciate that copies of all written notices and other written or electronic communications (which shall not constitute notice) be sent to Mr. Wolfe at the above email address or at the physical mailing address 7 N. Willow Street, Suite 4B, Montclair, New Jersey 07042.

180 Degree’s representatives will appear in person or by proxy to present the Proposal at the 2024 Annual Meeting.

* * *
    This notice is submitted in accordance with Rule 14a-8 under the Exchange Act. 180 Degree will assume the Proposal will be included in the Company’s proxy material for the 2024 Annual Meeting unless advised otherwise in writing (with a copy to its counsel, Olshan Frome Wolosky LLP, 1325 Avenue of the Americas, New York, New York 10019, Attention: Andrew Freedman, Esq., telephone (212) 451-2250, email: AFreedman@olshanlaw.com, facsimile (212) 451-2222.

Sincerely,

    180 Degree Capital Corp.

By:	/s/ Daniel B. Wolfe
	Name:	Daniel B. Wolfe
	Title:	President

cc: Andrew Freedman, Olshan Frome Wolosky LLP

Exhibit A

(Proposal)

PROPOSAL

RESOLVED, that the stockholders of comScore, Inc. (the "Company") hereby request that the Board of Directors of the Company (the "Board") take all necessary steps to declassify the Board so that commencing at the Company’s 2025 annual meeting of stockholders, directors are elected on an annual basis. Such declassification shall be completed in a manner that does not affect the unexpired terms of the previously elected directors.

SUPPORTING STATEMENT

180 Degree believes the annual election of all directors encourages board accountability to stockholders, which fosters improved performance and value creation. This view is shared by many, if not the overwhelming majority of, proxy advisory firms, institutional investors and other stockholders. This helps explain why, according to FactSet, as of November 2023, approximately 89% of the S&P 500 and 75% of the S&P 1,500 have annually elected boards.

Although this proposal is non-binding in nature, 180 Degree believes it will serve as a referendum for stockholders to demonstrate their strong dissatisfaction with the Company’s choice of maintaining a staggered Board and encourage the Company to take responsibility for improving its corporate governance regimen.

A classified Board is not in the best interests of the Company and its stockholders. It reduces accountability and is an unnecessary entrenchment device. Stockholders should have the opportunity to annually evaluate and replace ineffective and underperforming directors to keep the Board focused on performance and maximizing stockholder value.

180 Degree is committed to enhancing the Company’s corporate governance for the benefit of all stockholders. This proposal to declassify the Board aims to encourage the Board to take positive steps towards the implementation of good governance and productive stockholder engagement, which will allow the Company to achieve its optimal valuation and unlock value for stockholders.

Exhibit B

(Ownership Evidence)